SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431 - 1

SUMMARY OF THE MINUTES OF THE 164th EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, 800, in the city of Curitiba, State of Paraná. 2. DATE AND TIME: June 17, 2005 – 10:30 am. 3. CALL NOTICE: call notice published by the Official Gazette of the State and newspapers “O Estado do Paraná” and “Diário Comércio Indústria e Serviços – DCI”. 4. QUORUM: eighty-six wholes, ninety-nine hundredth per cent (86.99%) of the voting capital and fifty wholes, eighty-seven hundredth per cent (50.87%) of preferred shares capital, as per signatures on the Shareholders’ Attendance Book 3, page 37, on the back. 5. PRESIDING BOARD: RUBENS GHILARDI - Chairman; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; MARLOS GAIO - Secretary.
6. RESOLUTIONS TAKEN:
I. By unanimous vote, in compliance with Sarbanes-Oxley Act, the following amendments to the Company’s Bylaws were approved: a) inclusion of paragraph 3 in Article 11, with the following wording: “Paragraph 3 – At least, three members of the Board of Directors shall compose Copel’s Audit Committee, which shall be ruled by specific charter”; b) amendment to the paragraph VI of the Article 15 and paragraph IX, of the Article 21, with the following wording: “Article 15: It shall be incumbent upon the Board of Directors: (...) VI oversee, approve and review the internal audit annual plan related to the business and management processes of the Company”and “Article 21 It shall be incumbent upon the Chief Executive Officer: (...) IX provide funds for the performance of internal audit activities”.
II. By unanimous vote, with abstention of BNDES Participações S.A. – BNDESPAR, through its representative, the adjustment in the Company’s Bylaws was approved, by virtue of conversion of PNA shares (Class “A” preferred shares) into PNB shares (Class “B”preferred shares), as requested by the shareholders in accordance with the prerogative provided for in paragraph 1 of the Article 7 of the Bylaws, and “caput” of Article 4 of Copel’s Bylaws shall have the following wording: “Article 4 – The paid-up capital stock is three billion, four hundred, eighty million reais (R$ 3,480,000,000.00), represented by two hundred, seventy-three billion, six hundred, fifty-five million, three hundred, seventy-six thousand, two hundred and seventy (273,655,376,270) nonpar shares, of which one hundred, forty-five billion, thirty-one million, eighty thousand, seven hundred, eighty-two (145,031,080,782) are common shares and one hundred, twenty-eight billion, six hundred, twenty-four million, two hundred, ninety-five thousand, four hundred, eighty-eight (128,624,295,488) are preferred shares, and of which, four hundred, four million, two hundred, ninety-seven thousand, seventy-five (404,297,075) are class “A” shares and one hundred, twenty-eight billion, two hundred, nineteen million, nine hundred, ninety-eight thousand, four hundred and thirteen (128,219,998,413) are class “B” shares.
III. By unanimous vote, with abstention of BNDES Participações S.A. – BNDESPAR, through its representatives, Mr. ARIOVALDO DOS SANTOS, Brazilian citizen, married, accountant, identity card (RG) 4.684.743-SP, individual taxpayer’s register (CPF/MF) 402.805.438-91, resident and domiciled at Rua Novo México, 189, in the city of Cotia, State of São Paulo, was elected to fill in the vacant position as alternate member of Copel’s Fiscal Council during the 2005/2006 term of office, which was not filled in the last Annual Shareholders’ Meeting.
SIGNATURES: SILMARA BONATTO CURUCHET – Representative of the State of Paraná; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; RUBENS GHILARDI – Chief Executive Officer and Chairman of the General Meeting; ANTONIO RYCHETA ARTEN – Fiscal Council’s member; REGINA BACELLAR TEORODO DA SILVA – BNDES Participações S.A. – BNDESPAR; MÁRCIA REGINA DE NORONHA MACHADO – The Bank Of New York Adr Department; PAULO ROBERTO ESTEVES – VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; COMMONFUND EMERGING MARKETS I C; STATE STREET EMERGING MARKETS; USAA EMERGING MARKETS FUND; CIBC EMERGING ECONOMIES FUND; THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU; STICHTING PENSIOENFONDS ABP; IMPERIAL EMERGING ECONOMIES POOL; IBM TAX DEFERRED SAVINGS PLAN; CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS; VIRGINIA RETIREMENT SYSTEM; MISSOURI STATE EMPLOYEES RETIREMENT SYSTEM; THE MASTER T B OF JAPAN LTD RE MTBC400035147; GANNETT RETIREMENT PLAN; TEACHERS R. SYSTEM OF THE STATE OF ILLINOIS; MARLOS GAIO – Secretary. ---------------------------------------------------------------
Full text of the Minutes of the 164th Extraordinary Shareholders’ Meeting was drawn up on pages 138 to 139 of the Company’s Book #09 of Companhia Paranaense de Energia - COPEL, registered with the Board of Trade of Paraná State under #00/010561-9, on 3.23.2000.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.